

November 25, 2013

Via E-mail
Mr. Mark M. Sieczkarek
Chief Executive Officer
Solta Medical, Inc.
25881 Industrial Boulevard
Hayward, California 94545

>   **Re: Solta Medical, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed March 6, 2013**
>   **File No.: 001-33123**

Dear Mr. Sieczkarek:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Note 2. Summary of Significant Accounting Policies, page 85

-Fair Value of Financial Instruments, page 85

1.   We note from your disclosures here, on page 82 and throughout the filing that you re-measured your contingent consideration liability associated with the Liposonix acquisition and recorded a $32.1 million charge related to the change in fair value for the estimate of this liability for the year ended December 31, 2012. We further note from your June 30, 2013 Form 10-Q that you recorded $12.6 million of income related to the change in fair value for the estimate of this liability. We finally note your disclosures within your September 30, 2013 Form 10-Q related to the change in the fair value of this contingent consideration.   Please tell us and revise your future filings here and within MD&A to explain in more detail how you estimate the fair value of this contingent liability as of December 31, 2012, June 30, 2013 and September 30, 2013. Within your

discussion, please explain to us what facts and circumstance changed including any changes in assumptions and methodologies utilized to determine the fair value.

-Segment Information, page 88

2.   We note your disclosure of revenues by geographic area and that you have disclosed your net revenue earned in North America. In accordance with paragraph 280-10-50-41 of the FASB Accounting Standards Codification, please revise future filings to separately present revenues from external customers attributed to your country of domicile.

3.   We further note that you derive revenues from other foreign countries included in North America, Asia Pacific and Europe/Middle East. Please revise your future filings to disclose the name of the country within North America (other than United States), Asia Pacific and Europe if any revenue from a particular foreign country within North America (other than the United States), Asia Pacific and Europe is material. Refer to the guidance in paragraph 280-10-50-41(a) of FASB Accounting Standards Codification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Eric Atallah, Reviewing Accountant, at (202) 551-3663 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief